EXHIBIT 21.1

LIST OF SUBSIDIARIES

Green Dragon Wood Products, Inc. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Green Dragon Industrial Inc. (“GDI”)	British Virgin Islands	100% by Green Dragon Wood Products, Inc.
Green Dragon Wood Products Co., Limited	Hong Kong	100% by GDI